Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173037

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 23, 2012)

MCJUNKIN RED MAN CORPORATION

$1,050,000,000

9.50% Senior Secured Notes due December 15, 2016

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 4, 2012. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 23, 2012, with respect to the 9.50% Senior Secured Notes due December 15, 2016, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 13 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated at prices related to prevailing market prices at the time of sales or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.

GOLDMAN, SACHS & CO.

October 4, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 4, 2012

MRC GLOBAL INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35479	20-5956993
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2 Houston Center, 909 Fannin, Suite 3100,

Houston, TX 77010

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (877) 294-7574

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On October 4, 2012, MRC Global Inc. (the “Company”) issued a press release announcing its intention to enter into a senior secured term loan facility and to use the net proceeds therefrom together with a draw on its Global ABL Facility to redeem its outstanding 9.5% Senior Secured Notes due 2016.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

99.1	Press release dated October 4, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 4, 2012

MRC GLOBAL INC.

By:	/s/ James E. Braun
James E. Braun
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release dated October 4, 2012

Exhibit 99.1

Contacts: James E. Braun, EVP & Chief Financial Officer MRC Global Inc. Jim.Braun@mrcpvf.com 832-308-2845

Ken Dennard, Managing Partner Dennard Rupp Gray & Lascar, LLC ksdennard@drg-l.com 713-529-6600

MRC Global Inc. Announces Intention to Refinance Senior Secured Notes

HOUSTON, TX – October 4, 2012 – MRC Global Inc. (NYSE:MRC) announced today that it is launching an effort to refinance the company’s $861 million in outstanding 9.5% Senior Secured Notes due 2016. As part of this effort, the company will seek to enter into a senior secured $750 million seven-year term loan B credit facility. The company expects to use proceeds of such a new term loan, together with a draw under the company’s global asset based lending (ABL) facility, to redeem all of the company’s outstanding 9.5% Senior Secured Notes due 2016.

Andrew Lane, MRC Global’s Chairman, President and CEO, said, “We are launching this refinancing effort to extend the maturity of our long-term debt and significantly reduce our interest expense by taking advantage of historically low interest rates in the debt markets. This can provide us a base for our capital structure for years to come.”

The company expects that the term loan would be secured by a first lien on all of the company’s assets and the assets of all of the company’s domestic subsidiaries, other than the assets securing the ABL facility (which include the company’s accounts receivable, inventory and related assets) and by a second lien on this ABL collateral.

There can be no assurance that the company will enter into a term loan, what the ultimate terms of a term loan will be or what the ultimate use of proceeds that the term loan will provide. The company’s ability to enter into a term loan and use the proceeds depends on, among other things, market conditions, reaching final agreement with lenders and the approval of the company’s board of directors.

About MRC Global Inc. – Global Supplier of Choice®

Headquartered in Houston, Texas, MRC, a Fortune 500 company, is the largest global distributor of pipe, valve, and fittings (PVF) and related products and services to the energy industry, based on sales, and supplies these products and services across each of the upstream, midstream and downstream sectors. More information on MRC can be found on our website at www.mrcglobal.com.

Not a Notice of Redemption

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the company’s 9.5% Senior Secured Notes due 2016. This press release does not constitute a notice of redemption pursuant to the indenture governing the Senior Secured Notes.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “will,” “expects,” “would,””seek” and similar expressions are intended to identify forward-looking statements. Despite the company’s expectations of entering into a new term loan, the terms and pricing of a term loan and the use of proceeds to refinance its existing Senior Secured Notes are only the company’s expectations regarding these actions. Whether the company is actually successful in obtaining such a term loan on expected terms and conditions with expected uses of proceeds is dependent on a number of factors, including (among others) debt market conditions, reaching final agreement with lenders, approval of the company’s board of directors and the company’s financial condition, results and future prospects, which, in turn are dependent on factors, including (among others) decreases in oil and natural gas industry expenditure levels, which may result from decreased oil and natural gas prices or other factors; increased usage of alternative fuels, which may negatively affect oil and natural gas industry expenditure levels; U.S. and international general economic conditions; the company’s ability to compete successfully with other companies in the company’s industry; the risk that manufacturers of the products the company distributes will sell a substantial amount of goods directly to end users in the industries it serves; unexpected supply shortages; cost increases by the company’s suppliers; the company’s lack of long-term contracts with most of its suppliers; increases in customer, manufacturer and distributor inventory levels; suppliers’ price reductions of products that the company sells, which could cause the value of its inventory to decline; decreases in steel prices, which could significantly lower the company’s profit; increases in steel prices, which it may be unable to pass along to its customers, which could significantly lower its profit; the company’s lack of long-term contracts with many of its customers and its lack of contracts with customers that require minimum purchase volumes; changes in the company’s customer and product mix; risks related to the company’s customers’ credit; the potential adverse effects associated with integrating acquisitions into the company’s business and whether these acquisitions will yield their intended benefits; the success of the company’s acquisition strategies; the company’s significant indebtedness; the dependence on the company’s subsidiaries for cash to meet its debt obligations; changes in the company’s credit profile; a decline in demand for certain of the products that the company distributes if import restrictions on these products are lifted; environmental, health and safety laws and regulations; the sufficiency of the company’s insurance policies to cover losses, including liabilities arising from litigation; product liability claims against the company; pending or future asbestos-related claims against the company; the potential loss of key personnel; interruption in the proper functioning of the company’s information systems; loss of third-party transportation providers; potential inability to obtain necessary capital; risks related to adverse weather events or natural disasters; impairment of the company’s goodwill or other intangible assets; changes in tax laws or adverse positions taken by taxing authorities in the countries in which the company operates; and adverse changes in political or economic conditions in the countries in which the company operates. For a discussion of key risk factors, please see the risk factors disclosed in the company’s SEC filings, which are available on the SEC’s website at www.sec.gov and on the company’s website, www.mrcglobal.com.

Undue reliance should not be placed on the company’s forward-looking statements. Although forward-looking statements reflect the company’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the company’s actual results, performance or achievements or future events to differ materially from anticipated future results, performance or achievements or future events expressed or implied by such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent required by law.